Exhibit 77(d)

Policies with respect to security investments

On September 22, 2009, ING Franklin Income Portfolio’s and ING Franklin Templeton Founding Strategy Portfolio’s principal investment strategies were amended to allow each Portfolio to invest up to 100% of their respective total assets in debt securities that are rated below investment grade. The additional language that stated that each Portfolio does not currently intend to invest more than 50% of their respective assets in below investment grade securities was deleted.